PARKWAY ACQUISITION CORP.

April 18, 2016

BY EDGAR TRANSMISSION

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Jonathan E. Gottlieb

Re:	Parkway Acquisition Corp.
Registration Statement on Form S-4
File No. 333-209052

Dear Mr. Gottlieb:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Parkway Acquisition Corp. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective under the Securities Act at 4:30 p.m. on Wednesday, April 20, 2016, or as soon thereafter as practicable.

The Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Wayne A. Whitham, Jr. or Lee G. Lester of Williams Mullen at (804) 420-6473 or (804) 420-6583, respectively, with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted. Thank you for your assistance.

Very truly yours,

/s/ J. Allan Funk
J. Allan Funk President and Chief Executive Officer